UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 13, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated August 13, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

        Teekay Shipping wins FSO contract for UNOCAL Thailand

Nassau, The Bahamas, August 13, 2003 – Teekay Shipping Corporation (Teekay) today announced it has signed a contract to provide a Floating Storage Offtake (FSO) unit to Unocal Thailand for a period of 10 years, with options to extend the term to 15 years. This project provides profitable long-term fixed rate employment for one of Teekay’s single hull vessels, and underlines Teekay’s growing commitment to Offshore Marine Services. Teekay currently has three other FSO’s on long term contracts, two operating off the North West Shelf of Australia and one in the North Sea.

“We are delighted to have been chosen by Unocal for this project which capitalizes on our marine and technical expertise and together with our existing FSO operations positions Teekay as a substantial provider of storage units to this sector of the industry,” said David Glendinning, Senior Vice President in charge of Teekay offshore projects. “Unocal demands high quality, long term safe and dependable operations, and has chosen Teekay to meet that challenge.”

Teekay will convert its 1988-built Aframax tanker, M.T. Namsan Spirit, at Keppel Shipyard in Singapore in preparation for delivery into the Unocal crude oil development project in the Gulf of Thailand. Teekay has contracted with SBM-Imodco Inc to provide a Single Point Turret (SPT) mooring system to be integrated into the hull.

On delivery from the yard the FSO will be renamed “Pattani Spirit”, after the blend of oils produced from the fields the vessel will service. The Pattani Spirit will commence operations in April 2004 and will be capable of storing up to 850,000 barrels of crude produced from the Plamuk, Surat, Yala, Platong and Kaphong oilfields.

Unocal Thailand is a wholly owned subsidiary of U.S. based Unocal Corporation, one of the world’s leading independent natural gas and crude oil exploration and production companies.

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 per cent of the world’s sea-borne oil.

With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Media enquiries contact:

Kim Barbero,
Manager, Corporate Communications

+1 (604) 609 4703

Web site: www.teekay.com